Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coppermark Bancshares, Inc.

Commission File No. 1-35388

Prosperity Bancshares, Inc.® Reports Strong 2012 Earnings

- 4Q 2012 Earnings Per Share of $0.85 (diluted)

- Six acquisitions announced and five completed within the past fifteen months

- Announced expansion into Oklahoma City and surrounding areas

- Non-Performing Assets remain low at 0.10% of 4Q Average Earning Assets

- Deposits increased $3.582 billion or 44.4%

- Loans increased $1.414 billion or 37.6%

HOUSTON, Jan. 25, 2013 /PRNewswire/ -- Prosperity Bancshares, Inc.® (NYSE: PB), the parent company of Prosperity Bank®, reported net income for the quarter ended December 31, 2012, of $48.266 million or $0.85 per diluted common share, an increase in net income of $11.860 million or 32.6%, compared with $36.406 million or $0.77 per diluted common share for the same period in 2011. Prosperity also reported net income for the year ended December 31, 2012 of $167.901 million or $3.23 per diluted common share, up 18.4% from 2011 net income of $141.749 million and up 7.3% from 2011 diluted earnings per common share of $3.01.

"We experienced many successes during 2012. To start the year, we were rated by Forbes magazine as the Best Bank in America. Our assets grew 49% from $9.823 billion as of December 31, 2011 to $14.584 billion as of December 31, 2012. We reported our highest levels of net income and earnings per share, with $168 million in net income and diluted EPS of $3.23. In addition to our large increase in deposit and loan growth overall, we saw an organic growth rate on deposits of 10% and an organic loan growth rate of 6% from December 31, 2011 to December 31, 2012. Finally, in December, we announced our merger with Coppermark Bank, our first merger outside the state of Texas, which will result in our expansion into Oklahoma City and surrounding areas," said David Zalman, Prosperity's Chairman and Chief Executive Officer.

"We are fortunate to be located in the area of the U.S. that we are. Our market areas continue to experience low unemployment rates, population growth and increasing sales for homes and other products. Further, our market areas are experiencing growth in many industries, particularly the oil and gas, chemical, manufacturing, medical and technology areas," added Zalman.

"I am very proud of all our associates who go above and beyond to help us achieve the success we enjoy. Their commitment to our customer satisfaction is admirable. Without their hard work and dedication, none of this is possible," concluded Zalman.

Prosperity's management uses certain non−GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity and the tangible equity to tangible assets ratio. In addition, due to the application of purchase accounting, Prosperity uses certain non-GAAP measures and ratios that exclude the impact of these items to evaluate its allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30). Prosperity has included in this Earnings Release information relating to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Results of operations for the three months ended December 31, 2012

For the three months ended December 31, 2012, net income was $48.266 million compared with $36.406 million for the same period in 2011. Net income per diluted common share was $0.85 for the three months ended December 31, 2012 compared with $0.77 for the same period in 2011. Annualized returns on average assets, average common equity and average tangible common equity for the three months ended December 31, 2012 were 1.36%, 9.28% and 22.92%, respectively. Prosperity's efficiency ratio (excluding net gains and losses on the sale of assets and securities) was 42.95% for the three months ended December 31, 2012.

Net interest income before provision for credit losses for the quarter ended December 31, 2012, increased 35.2% to $108.301 million compared with $80.087 million during the same period in 2011 and increased 1.3% or $1.408 million compared with $106.893 million during the three months ended September 30, 2012. The net interest margin on a tax equivalent basis decreased to 3.53% for the three months ended December 31, 2012, compared with 3.82% for the same period in 2011 and increased one basis point from 3.52% for the three months ended September 30, 2012. Net interest income and net interest margin were positively impacted by the accretion of purchase accounting loan discounts of $14.523 million during the three month period ended December 31, 2012.

Non-interest income increased $10.041 million or 71.4% to $24.106 million for the three months ended December 31, 2012, compared with $14.065 million for the same period in 2011. The change includes increases in NSF fees, debit card and ATM card income, service charges on deposit accounts, trust, mortgage origination and other income due to the acquisition of American State Financial Corporation ("ASB") on July 1, 2012. Through ASB, Prosperity acquired additional lines of business including trust, credit cards and mortgage lending operations.

Non-interest expense increased $18.583 million or 48.4% to $56.968 million for the three months ended December 31, 2012, compared with $38.385 million for the same period in 2011. The change is primarily due to the acquisition of ASB. Additionally, total noninterest expense for the three months ended December 31, 2012, included one-time merger expenses of approximately $700 thousand, pre-tax, related to the 2012 acquisitions.

Average loans increased 37.1% or $1.390 billion to $5.140 billion for the quarter ended December 31, 2012, compared with $3.750 billion for the same period of 2011. On a linked quarter basis, average loans decreased $28.938 million from $5.169 billion at September 30, 2012. Average deposits increased 42.5% to $11.259 billion for the quarter ended December 31, 2012, compared with $7.899 billion for the same period of 2011. On a linked quarter basis, average deposits increased 3.8% or $413.018 million from $10.846 billion at September 30, 2012.

Loans at December 31, 2012 were $5.180 billion, an increase of $1.414 billion or 37.6%, compared with $3.766 billion at December 31, 2011. Loans increased 2.0% (7.9% annualized) or $100.837 million on a linked quarter basis compared with loans of $5.079 billion at September 30, 2012. As reflected in the table below, loan growth was impacted by the acquisitions of Texas Bankers, Inc., The Bank Arlington, ASB and Community National Bank ("Community National"). Excluding loans acquired in these acquisitions and new production at the acquired banking centers since the respective acquisition dates, loans at December 31, 2012 grew 6.2% compared with December 31, 2011 and 2.5% (10.1% annualized) on a linked quarter basis.

Deposits at December 31, 2012 were $11.642 billion, an increase of $3.582 billion or 44.4% compared with $8.060 billion at December 31, 2011. Linked quarter deposits increased $687.247 million or 6.3% from $10.955 billion at September 30, 2012. As reflected in the table below, deposit growth was impacted by the acquisitions of Texas Bankers, Inc., The Bank Arlington, ASB and Community National. Excluding deposits assumed and new deposits generated at the acquired banking centers since the respective acquisition dates, deposits at December 31, 2012 grew 10.1% compared with December 31, 2011 and 6.5% (25.9% annualized) on a linked quarter basis.

The table below provides detail on loans acquired and deposits assumed in the Texas Bankers, Inc., The Bank Arlington, ASB and Community National transactions completed on January 1, 2012, April 1, 2012, July 1, 2012 and October 1, 2012 respectively:

Balance Sheet Data (at period end)	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011
(In thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Loans acquired (including new production since respective acquisition dates):
Texas Bankers, Inc.	$ 23,803	$ 24,229	$ 28,421	$ 27,053	$ -
The Bank Arlington	23,308	21,806	22,542	-	-
ASB	1,068,077	1,131,005	-	-	-
Community National	63,940	-	-	.	-
All other	4,000,812	3,902,063	3,899,369	3,847,809	3,765,906
Total Loans	$ 5,179,940	$ 5,079,103	$ 3,950,332	$ 3,874,862	$ 3,765,906

Deposits assumed (including new deposits since respective acquisition dates):
Texas Bankers, Inc.	$ 68,965	$ 69,818	$ 62,739	$ 63,681	$ -
The Bank Arlington	29,842	33,609	33,505	-	-
ASB	2,510,855	2,518,178	-	-	-
Community National	160,404	-	-	-	-
All other	8,871,778	8,332,992	8,298,338	8,480,770	8,060,254
Total Deposits	$ 11,641,844	$ 10,954,597	$ 8,394,582	$ 8,544,451	$ 8,060,254

At December 31, 2012, Prosperity had $14.584 billion in total assets, $5.180 billion in loans and $11.642 billion in deposits. Assets, loans and deposits at December 31, 2012 increased by 48.5%, 37.6% and 44.4%, respectively, compared with their respective levels at December 31, 2011.

Asset Quality

Non-performing assets totaled $13.015 million or 0.10% of quarterly average earning assets at December 31, 2012, compared with $12.052 million or 0.14% of quarterly average earning assets at December 31, 2011, and $14.051 million or 0.11% of quarterly average earnings assets at September 30, 2012. The allowance for credit losses was 1.01% of total loans at December 31, 2012, 1.00% of total loans at September 30, 2012, and 1.37% of total loans at December 31, 2011. Excluding loans acquired from Texas Bankers, Inc., The Bank of Arlington, ASB and Community National accounted for under ASC Topics 310-20 and 310-30, the allowance for credit losses was 1.22% and 1.27% of remaining loans as of December 31, 2012 and September 30, 2012, respectively. Refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of the non-GAAP financial measure.

The provision for credit losses was $3.550 million for the three months ended December 31, 2012 and $1.150 million for the three months ended December 31, 2011. Net charge offs were $1.913 million for the three months ended December 31, 2012 and $2.069 million for the three months ended December 31, 2011.

Non-performing assets	Dec 31, 2012		Sep 30, 2012		Dec 31, 2011
(In thousands)
	Amount	#	Amount	#	Amount	#
	(Unaudited)		(Unaudited)		(Unaudited)
Commercial	$ 1,568	22	$ 1,599	19	$ 767	17
Construction	3,522	29	3,182	34	4,649	28
1-4 family (including home equity)	3,081	34	3,089	36	3,689	38
Commercial real estate (including multi-family)	2,608	7	4,671	15	2,877	9
Agriculture	1,463	14	1,476	9	49	3
Consumer and other	773	10	34	6	21	4
Total	$ 13,015	116	$ 14,051	119	$ 12,052	99

Net Charge-offs	Three Months Ended
(In thousands)	Dec 31, 2012	Sep 30, 2012	Dec 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)
Commercial	$ 205	$ (511)	$ 676
Construction	21	155	153
1-4 family (including home equity)	65	251	843
Commercial real estate (including multi-family)	1,012	800	218
Agriculture	70	(30)	-
Consumer and other	540	590	179
Total	$ 1,913	$ 1,255	$ 2,069

The provision for credit losses was $6.100 million for the twelve months ended December 31, 2012, an increase of $900 thousand compared with $5.200 million for the twelve months ended December 31, 2011. Net charge offs were $5.130 million for the twelve months ended December 31, 2012 and $5.190 million for the twelve months ended December 31, 2011.

Results of operations for the twelve months ended December 31, 2012

For the twelve months ended December 31, 2012, net income was $167.901 million compared with $141.749 million for the same period in 2011. Net income per diluted common share was $3.23 for the twelve months ended December 31, 2012 compared with $3.01 for the same period in 2011.

Returns on average assets, average common equity and average tangible common equity for the twelve months ended December 31, 2012 were 1.35%, 9.10% and 21.93%, respectively. Prosperity's efficiency ratio (excluding net gains and losses on the sale of assets and securities) was 43.48% for the twelve months ended December 31, 2012.

Net interest income before provision for credit losses for the twelve months ended December 31, 2012 increased $54.038 million or 16.5%, to $380.706 million compared with $326.668 million during the same period in 2011. The net interest margin on a tax equivalent basis decreased to 3.53% for the twelve months ended December 31, 2012 compared with 3.98% for the same period in 2011. Net interest income included additional interest income of $26.413 million during the twelve month period ended December 31, 2012, related to the accretion of purchase accounting loan discounts.

Non-interest income increased $19.492 million or 34.8% to $75.535 million for the twelve months ended December 31, 2012, compared with $56.043 million for the same period in 2011. The increase in all categories of noninterest income was due primarily to the acquisition of ASB.

Non-interest expense increased $34.712 million or 21.2% to $198.457 million for the twelve months ended December 31, 2012, compared with $163.745 million for the same period in 2011. Salaries and employee benefits expense increased $23.448 million for the twelve months ended December 31, 2012 compared to the same period in 2011 due primarily to the acquisition of ASB. Additionally, total noninterest expense for the twelve months ended December 31, 2012, included one-time merger expenses of $7.020 million, pre-tax, related to the 2012 acquisitions.

Conference Call

Prosperity's management team will host a conference call on Friday, January 25, 2013 at 10:30 a.m. Eastern Standard Time (9:30 a.m. Central Standard Time) to discuss Prosperity's fourth quarter and full year 2012 earnings. Individuals and investment professionals may participate in the call by dialing 866-952-1906, the reference code is PBTX.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity's website at www.prosperitybanktx.com. The webcast may be accessed directly from Prosperity's Investor Relations page by clicking on the "4th Quarter Results and Webcast" link.

Acquisition of East Texas Financial Services, Inc.

On January 1, 2013, Prosperity completed the previously announced acquisition of East Texas Financial Services, Inc. (OTC BB: FFBT) and its wholly-owned subsidiary, First Federal Bank Texas ("Firstbank"). Firstbank operated four (4) banking offices in the Tyler MSA, including three locations in Tyler, Texas and one location in Gilmer, Texas. As of December 31, 2012, East Texas Financial Services reported, on a consolidated basis, total assets of $165.0 million, total loans of $129.3 million and total deposits of $112.3 million.

Pursuant to the terms of the acquisition agreement, Prosperity issued 530,940 shares of Prosperity common stock for all outstanding shares of East Texas Financial Services capital stock.

Acquisition of Community National Bank

On October 1, 2012, Prosperity completed the previously announced acquisition of Community National Bank, Bellaire, Texas. Community National operated one (1) banking office in Bellaire, Texas, in the Houston Metropolitan Area. As of September 30, 2012, Community National reported total assets of $183.0 million, total loans of $68.0 million and total deposits of $164.6 million.

Pursuant to the terms of the acquisition agreement, Prosperity issued 372,282 shares of Prosperity common stock plus $11.4 million in cash for all outstanding shares of Community National Bank capital stock which resulted in a premium of $10.6 million.

Acquisition of American State Financial Corporation

On July 1, 2012, Prosperity completed the previously announced acquisition of American State Financial Corporation and its wholly owned subsidiary American State Bank. American State Bank operated thirty-seven (37) full service banking offices in eighteen (18) counties across West Texas. As of June 30, 2012, ASB, on a consolidated basis, reported total assets of $3.16 billion, total loans of $1.24 billion and total deposits of $2.51 billion.

Pursuant to the terms of the acquisition agreement, Prosperity issued 8,524,835 shares of Prosperity common stock plus $178.5 million in cash for all outstanding shares of American State Financial Corporation capital stock which resulted in a premium of $240.4 million.

Acquisition of The Bank Arlington

On April 1, 2012, Prosperity completed the previously announced acquisition of The Bank Arlington. The Bank Arlington operated one (1) banking office in Arlington, Texas, in the Dallas/Fort Worth CMSA. As of March 31, 2012, The Bank Arlington reported total assets of $37.3 million, total loans of $22.8 million and total deposits of $33.2 million.

Pursuant to the terms of the acquisition agreement, Prosperity issued 135,389 shares of Prosperity common stock for all outstanding shares of The Bank Arlington capital stock which resulted in a premium of $2.8 million.

Acquisition of Texas Bankers, Inc.

On January 1, 2012, Prosperity completed the previously announced acquisition of Texas Bankers, Inc. and its wholly-owned subsidiary, Bank of Texas, Austin, Texas. The three (3) Bank of Texas banking offices in the Austin, Texas CMSA consisted of a location in Rollingwood, which was consolidated with Prosperity's Westlake location and remains in Bank of Texas' Rollingwood banking office; one banking center in downtown Austin, which was consolidated into Prosperity's downtown Austin location; and another banking center in Thorndale. Prosperity now operates thirty-four (34) banking centers in the Central Texas area including Austin and San Antonio. Texas Bankers, Inc. reported, on a consolidated basis, total assets of $77.0 million, total loans of $27.6 million and total deposits of $70.4 million as of December 31, 2011.

Pursuant to the terms of the acquisition agreement, Prosperity issued 314,953 shares of Prosperity common stock for all outstanding shares of Texas Bankers capital stock which resulted in a premium of $5.2 million.

Pending Acquisition of Coppermark Bancshares Inc.

On December 10, 2012, Prosperity entered into a definitive agreement to acquire Coppermark Banchsares, Inc. and its wholly-owned subsidiary, Coppermark Bank ("Coppermark") headquartered in Oklahoma City, Oklahoma. Coppermark operates nine (9) full-service banking offices; six (6) in Oklahoma City, Oklahoma and surrounding areas and three (3) in the Dallas, Texas area. As of December 31, 2012, Coppermark reported, on a consolidated basis, total assets of $1.3 billion, total loans of $853.4 million and total deposits of $1.2 billion.

Pursuant to the terms of the acquisition agreement, Prosperity will issue up to 3,258,845 shares of Prosperity common stock plus $60.0 million in cash for all outstanding shares of Coppermark Bancshares capital stock, subject to certain conditions and potential adjustments. Pending the satisfaction of closing conditions, the closing is expected to occur in the late first quarter or early second quarter of 2013, although delays may occur.

Prosperity Bancshares, Inc.®

Prosperity Bancshares Inc.® was named "America's Best Bank" by Forbes in 2012 and is a $14.6 billion Houston, Texas based regional financial holding company, formed in 1983. Operating under a community banking philosophy and seeking to develop broad customer relationships based on service and convenience, Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of small and medium sized businesses and consumers. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at http://www.prosperitybanktx.com, Retail Brokerage Services, MasterMoney Debit Cards, 24 hour voice response banking, Trust and Wealth Management; and Mobile Banking. Prosperity currently operates two hundred seventeen (217) full service banking locations; fifty-nine (59) in the Houston area; twenty (20) in the South Texas area including Corpus Christi and Victoria; thirty-five (35) in the Dallas/Fort Worth area; twenty-five (25) in the East Texas area; thirty-four (34) in the Central Texas area including Austin and San Antonio; thirty-four (34) in the West Texas area including Lubbock, Midland-Odessa and Abilene; and ten (10) in the Bryan/College Station area.

Bryan/College Station Area -		Downtown	Other South Texas
	McKinney	Eastex	Locations -
Bryan	McKinney-Stonebridge	Fairfield	Alice
Bryan-East	Midway	First Colony	Aransas Pass
Bryan-North	Preston Forest	Gessner	Beeville
Caldwell	Preston Road	Gladebrook	Edna
College Station	Red Oak	Harrisburg	Goliad
Greens Prairie	Sachse	Heights	Kingsville
Madisonville	The Colony	Highway 6 West	Mathis
Navasota	Turtle Creek	Hillcroft	Padre Island
Rock Prairie	Westmoreland	Little York	Palacios
Wellborn Road		Medical Center	Port Lavaca
	Fort Worth -	Memorial Drive	Portland
Central Texas Area -	Haltom City	Northside	Rockport
	Keller	Pasadena	Sinton
Austin -	Roanoke	Pecan Grove	Victoria
183	Stockyards	Piney Point	Victoria-North
Allandale		River Oaks
Cedar Park	Other Dallas/Fort Worth Locations -	Royal Oaks	West Texas Area -
Congress	Arlington	Sugar Land
Lakeway	Azle	SW Medical Center	Abilene -
Liberty Hill	Ennis	Tanglewood	Antilley Road
Northland	Gainesville	Uptown	Barrow Street
Oak Hill	Glen Rose	Waugh Drive	Cypress Street
Parmer Lane	Granbury	West University	Judge Ely
Research Blvd	Mesquite	Woodcreek	Mockingbird
Westlake	Muenster
	Sanger	Other Houston Area	Lubbock -
Other Central Texas Locations -	Waxahachie	Locations -	4th Street
Bastrop	Weatherford	Angleton	66th Street
Cuero		Bay City	82nd Street
Dime Box	East Texas Area -	Beaumont	86th Street
Dripping Springs		Cinco Ranch	98th Street
Elgin	Athens	Cleveland	Avenue Q
Flatonia	Athens-South	East Bernard	North University
Georgetown	Blooming Grove	El Campo	Texas Tech Student Union
Gonzales	Canton	Dayton
Hallettsville	Carthage	Galveston	Midland -
Kingsland	Corsicana	Groves	Wadley
La Grange	Crockett	Hempstead	Wall Street
Lexington	Eustace	Hitchcock
Gilmer
New Braunfels	Grapeland	Katy	Odessa -
Pleasanton	Gun Barrel City	Liberty	Grandview
Round Rock	Jacksonville	Magnolia	Grant
San Antonio	Kerens	Mont Belvieu	Kermit Highway
Schulenburg	Longview	Nederland	Parkway
Seguin	Mount Vernon	Needville
Smithville	Palestine	Shadow Creek	Other West Texas Locations -
Thorndale	Rusk	Sweeny	Big Spring
Weimar	Seven Points	Tomball	Brownfield
Yoakum	Teague	Waller	Brownwood
Yorktown	Tyler	West Columbia	Cisco
	Tyler-Beckham	Wharton	Comanche
	Tyler-Gresham	Winnie	Early
	Tyler-South Broadway	Wirt	Floydada
	Tyler-University		Gorman
Dallas/Fort Worth Area -	Winnsboro		Levelland
Littlefield
Dallas -	Houston Area -		Merkel
Abrams Centre		South Texas Area -	Plainview
Balch Springs	Houston -		San Angelo
Camp Wisdom	Aldine	Corpus Christi -	Slaton
Cedar Hill	Allen Parkway	Airline	Snyder
Central Expressway	Bellaire	Carmel
East Renner	Beltway	Northwest
Frisco	Clear Lake	Saratoga
Frisco-West	Copperfield	Water Street
Independence	Cypress
Kiest

In connection with the proposed merger of Coppermark Bancshares, Inc. into Prosperity, Prosperity will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity's common stock to be issued to the shareholders of Coppermark Bancshares, Inc. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Coppermark Bancshares, Inc. seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, COPPERMARK BANCSHARES, INC. AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity's telephone number is (281) 269-7199.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by Prosperity's management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions, estimates and projections about Prosperity, and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity's control, which may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include but are not limited to whether Prosperity can: successfully identify acquisition targets and integrate the businesses of acquired companies and banks; continue to sustain its current internal growth rate or total growth rate; provide products and services that appeal to its customers; continue to have access to debt and equity capital markets; and achieve its sales objectives. Other risks include, but are not limited to: the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); a deterioration or downgrade in the credit quality and credit agency ratings of the securities in Prosperity's securities portfolio; customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; and weather. These and various other factors are discussed in Prosperity's Annual Report on Form 10-K for the year ended December 31, 2011 and other reports and statements Prosperity has filed with the SEC. Copies of the SEC filings for Prosperity Bancshares® may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars and share amounts in thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Selected Earnings and Per
Share Data

Total interest income	$ 117,719	$ 89,658	$ 419,842	$ 371,908
Total interest expense	9,418	9,571	39,136	45,240
Net interest income	108,301	80,087	380,706	326,668
Provision for credit losses	3,550	1,150	6,100	5,200
Net interest income after
provision for credit losses	104,751	78,937	374,606	321,468
Total non-interest income	24,106	14,065	75,535	56,043
Total non-interest expense	56,968	38,385	198,457	163,745
Net income before taxes	71,889	54,617	251,684	213,766
Federal income taxes	23,623	18,211	83,783	72,017

Net income	$ 48,266	$ 36,406	$ 167,901	$ 141,749

Basic earnings per share	$ 0.86	$ 0.78	$ 3.24	$ 3.03

Diluted earnings per share	$ 0.85	$ 0.77	$ 3.23	$ 3.01

Period end shares outstanding	56,447	46,910	56,447	46,910
Weighted average shares
outstanding (basic)	56,427	46,893	51,794	46,846
Weighted average shares
outstanding (diluted)	56,554	47,028	51,941	47,017

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011
Balance Sheet Data
(at period end)
Total loans(A)	$ 5,179,940	$ 5,079,103	$ 3,950,332	$ 3,874,862	$ 3,765,906
Investment securities(B)	7,442,065	6,799,513	5,400,044	5,646,529	4,658,936
Federal funds sold	352	302	133	445	642
Allowance for credit losses	(52,564)	(50,927)	(50,382)	(51,642)	(51,594)
Cash and due from banks	325,952	207,650	152,678	151,467	212,800
Goodwill	1,217,162	1,200,098	932,965	929,161	924,537
Core deposit intangibles	26,159	28,092	17,706	19,301	20,996
Other real estate	7,234	8,846	10,236	7,718	8,328
Fixed assets, net	205,268	201,445	166,273	162,676	159,656
Other assets	232,005	237,997	157,366	149,438	122,464
Total assets	$ 14,583,573	$ 13,712,119	$ 10,737,351	$ 10,889,955	$ 9,822,671

Demand deposits	$ 3,016,205	$ 2,827,748	$ 2,083,910	$ 2,088,749	$ 1,972,226
Interest bearing deposits	8,625,639	8,126,849	6,310,672	6,455,702	6,088,028
Total deposits	11,641,844	10,954,597	8,394,582	8,544,451	8,060,254
Securities sold under
repurchase agreements	454,502	443,856	122,743	58,481	54,883
Federal funds purchased and
other borrowings	256,753	112,017	437,278	527,536	12,790
Junior subordinated debentures	85,055	85,055	85,055	85,055	85,055
Other liabilities	56,030	78,418	53,876	64,899	42,424
Total liabilities	12,494,184	11,673,943	9,093,534	9,280,422	8,255,406
Shareholders' equity(C)	2,089,389	2,038,176	1,643,817	1,609,533	1,567,265
Total liabilities and equity	$ 14,583,573	$ 13,712,119	$ 10,737,351	$ 10,889,955	$ 9,822,671

(A) Net of discount on acquired loans of $79,943, $92,832 and $431 at December 31, 2012, September 30, 2012 and June 30, 2012, respectively, of which $23,754, $27,117 and $0 respectively, relate to loans accounted for under ASC Topic 310-30 (formerly SOP 03-03).  There was no discount outstanding at March 31, 2012 and December 31, 2011.

(B)Includes $13,824, $16,991, $17,709, $19,542,  and $20,726 in unrealized gains on available for sale securities for the quarterly periods ending  December 31, 2012, September 30, 2012, June 30, 2012, March 31, 2012 and December 31, 2011,  respectively.

(C)Includes $8,986, $11,044, $11,511, $12,702,  and $13,472 in after-tax unrealized gains on available for sale securities for the quarterly periods ending December 31, 2012, September 30, 2012, June 30, 2012, March 31, 2012 and December 31, 2011, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

	Three Months Ended		Twelve Months Ended
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Income Statement Data

Interest income:
Interest on loans(D)	$ 82,727	$ 53,899	$ 271,324	$ 214,273
Interest on securities(E)	34,956	35,719	148,374	157,580
Interest on federal funds sold and
other earning assets	36	40	144	55
Total interest income	117,719	89,658	419,842	371,908
Interest expense:
Interest expense - deposits	8,217	8,682	34,486	40,975
Interest expense - debentures	631	632	2,593	2,984
Interest expense - other	570	257	2,057	1,281
Total interest expense	9,418	9,571	39,136	45,240
Net interest income	108,301	80,087	380,706	326,668
Provision for credit losses	3,550	1,150	6,100	5,200
Net interest income after
provision for credit losses	104,751	78,937	374,606	321,468
Non-interest income:
Non-sufficient funds (NSF) fees	9,292	5,860	29,113	24,442
Debit card and ATM card income	6,683	4,189	21,057	15,391
Service charges on deposit accounts	2,877	2,515	11,112	9,981
Trust income	915	-	1,746	-
Mortgage income	1,120	-	2,681	-
Bank Owned Life Insurance	1,242	347	2,673	1,382
Net (loss) gain on sale of assets	(244)	-	(231)	377
Net loss on sale of ORE	(113)	(473)	(457)	(904)
Net loss on sale of securities	-	-	-	(581)
Other non-interest income	2,334	1,627	7,841	5,955
Total non-interest income	24,106	14,065	75,535	56,043
Non-interest expense:
Salaries and benefits(F)	31,980	21,258	115,505	92,057
CDI amortization	1,932	1,879	7,229	7,780
Net occupancy and equipment	4,812	3,655	16,475	14,634
Depreciation	2,491	2,051	8,923	8,150
Data processing and software amortization	3,106	1,417	9,445	6,823
Regulatory assessments and FDIC insurance	2,365	1,518	7,679	8,901
ORE expense	465	680	1,810	1,501
Other non-interest expense	9,817	5,927	31,391	23,899
Total non-interest expense	56,968	38,385	198,457	163,745
Net income before taxes	71,889	54,617	251,684	213,766
Federal income taxes	23,623	18,211	83,783	72,017
Net income available to common shareholders	$ 48,266	$ 36,406	$ 167,901	$ 141,749

(D) Interest income on loans includes additional interest income related to the accretion of purchase accounting loan discounts of $14,523 and $26,413 for the three and twelve month periods ended  December 31, 2012, respectively.  There was no loan discount accretion recorded during the three and twleve month periods ended December 31, 2011.

(E) Interest income on securities was reduced by net premium amortization of $23,992 and $8,989 for the three month periods ended December 31, 2012 and 2011, respectively and $66,889 and $28,676 for the twelve month periods ended December 31, 2012 and 2011, respectively.

(F) Salaries and benefits includes equity compensation expenses of $389 and $972 for the three months ended December 31, 2012 and December 31, 2011, respectively, and $3,607 and $3,576 for the twelve months ended December 31, 2012 and December 31, 2011, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

	Three Months Ended
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011
Income Statement Data

Interest income:
Interest on loans(G)	$ 82,727	$ 80,587	$ 54,793	$ 53,217	$ 53,899
Interest on securities(H)	34,956	37,025	38,072	38,321	35,719
Interest on federal funds					-
sold and other earning assets	36	21	9	78	40
Total interest income	117,719	117,633	92,874	91,616	89,658

Interest expense:
Interest expense - deposits	8,217	9,395	8,083	8,791	8,682
Interest expense - debentures	631	651	648	663	632
Interest expense - other	570	694	477	316	257
Total interest expense	9,418	10,740	9,208	9,770	9,571
Net interest income	108,301	106,893	83,666	81,846	80,087
Provision for credit losses	3,550	1,800	600	150	1,150
Net interest income after
provision for credit losses	104,751	105,093	83,066	81,696	78,937

Non-interest income:
Non-sufficient funds (NSF) fees	9,292	9,265	5,167	5,389	5,860
Debit card and ATM card income	6,683	6,246	4,292	3,836	4,189
Service charges on deposit accounts	2,877	3,362	2,432	2,441	2,515
Trust income	915	831	-	-	-
Mortgage income	1,120	1,437	65	59	-
Bank Owned Life Insurance	1,242	736	345	350	347
Net (loss) gain on sale of assets	(244)	(50)	70	(7)	-
Net (loss) gain on sale of ORE	(113)	(597)	(165)	418	(473)
Other non-interest income	2,334	2,598	1,450	1,459	1,627
Total non-interest income	24,106	23,828	13,656	13,945	14,065

Non-interest expense:
Salaries and benefits	31,980	36,701	23,572	23,252	21,258
CDI amortization	1,932	2,007	1,595	1,695	1,879
Net occupancy and equipment	4,812	4,614	3,492	3,557	3,655
Depreciation	2,491	2,369	2,028	2,035	2,051
Data processing and software amortization	3,106	2,901	1,906	1,532	1,417
Regulatory assessments and FDIC insurance	2,365	2,107	1,659	1,548	1,518
Communications (includes telephone, courier and postage)	2,381	2,226	1,802	1,748	1,758
ORE expense	465	271	383	691	680
Other non-interest expense	7,436	7,046	4,351	4,401	4,169
Total non-interest expense	56,968	60,242	40,788	40,459	38,385
Net income before taxes	71,889	68,679	55,934	55,182	54,617
Federal income taxes	23,623	22,503	18,962	18,695	18,211
Net income available to common shareholders	$ 48,266	$ 46,176	$ 36,972	$ 36,487	$ 36,406

(G) Interest income on loans includes additional interest income related to the accretion of purchase accounting loan discounts of $14,523, $11,188 and $702  for the three month periods ended  December 31, 2012, September 30, 2012, and June 30, 2012, respectively.  There was no loan discount accretion recorded during the three month periods ended March 31, 2012 and December 31, 2011.

(H) Interest income on securities was reduced by net premium amortization of $23,992, $21,423, $11,755, $9,719 and  $8,989 for the three month periods ended December 31, 2012, September 30, 2012, June 30, 2012, March 31, 2012 and December 31, 2011, respectively.

Prosperity Bancshares, Inc.®
Supplemental Financial Data (Unaudited)
(Dollars in thousands)

	Three Months Ended
	Dec 31, 2012				Sep 30, 2012				Dec 31, 2011
YIELD ANALYSIS	Average Balance	Interest Earned/ Interest Paid	Yield/Rate		Average Balance	Interest Earned/ Interest Paid	Yield/Rate		Average Balance	Interest Earned/ Interest Paid	Yield/Rate

Interest Earning Assets:
Loans	$ 5,140,163	$ 82,727	6.40%	(I)	$ 5,169,101	$ 80,587	6.20%	(I)	$ 3,749,923	$ 53,899	5.70%
Investment securities	7,228,418	34,956	1.92%	(J)	7,106,871	37,025	2.07%	(J)	4,596,017	35,719	3.11%	(J)
Federal funds sold and other
earning assets	75,135	36	0.19%		53,111	21	0.16%		62,035	40	0.26%
Total interest earning assets	12,443,716	$ 117,719	3.76%		12,329,083	$ 117,633	3.80%		8,407,975	$ 89,658	4.23%
Allowance for credit losses	(50,775)				(53,944)				(51,713)
Non-interest earning assets	1,844,756				1,730,120				1,373,217
Total assets	$ 14,237,697				$ 14,005,259				$ 9,729,479

Interest Bearing Liabilities:
Interest bearing demand deposits	$ 2,328,969	$ 1,803	0.31%		$ 2,181,928	$ 2,273	0.41%		$ 1,363,900	$ 1,450	0.42%
Savings and money market deposits	3,600,109	2,580	0.29%		3,516,601	2,987	0.34%		2,553,227	2,450	0.38%
Certificates and other time deposits	2,366,155	3,834	0.64%		2,387,279	4,135	0.69%		2,057,954	4,782	0.92%
Securities sold under repurchase
agreements	459,998	294	0.25%		438,410	315	0.29%		60,999	63	0.41%
Federal funds purchased and other
borrowings	272,239	276	0.40%		512,739	379	0.29%		66,834	194	1.15%
Junior subordinated debentures	85,055	631	2.95%		85,055	651	3.04%		85,055	632	2.95%
Total interest bearing liabilities	$ 9,112,525	$ 9,418	0.41%	(K)	$ 9,122,012	$ 10,740	0.47%	(K)	$ 6,187,969	$ 9,571	0.61%	(K)
Non-interest bearing liabilities:
Non-interest bearing demand deposits	$ 2,963,998				$ 2,760,405				$ 1,924,037
Other liabilities	80,085				92,873				60,628
Total liabilities	$ 12,156,608				$ 11,975,290				$ 8,172,634
Shareholders' equity	2,081,089				2,029,969				1,556,845
Total liabilities and shareholders' equity	$ 14,237,697				$ 14,005,259				$ 9,729,479

Net Interest Income & Margin		$ 108,301	3.46%			$ 106,893	3.45%			$ 80,087	3.78%

Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		2,099				2,135				850

Net Interest Income & Margin
(tax equivalent)		$ 110,400	3.53%			$ 109,028	3.52%			$ 80,937	3.82%

(I) Yield on loans was impacted by additional interest income related to the accretion of purchase accounting loan discounts of $14,523, $11,188 and $702  for the three month periods ended  December 31, 2012, September 30, 2012, and June 30, 2012, respectively.  There was no loan discount accretion recorded during the three month periods ended March 31, 2012 and December 31, 2011.

(J) Yield on securities was impacted by net premium amortization of $23,992, $21,423, $11,755, $9,719 and  $8,989 for the three month periods ended December 31, 2012, September 30, 2012, June 30, 2012, March 31, 2012 and December 31, 2011, respectively.

(K) Total cost of funds, including non-interest bearing deposits, was 0.31%, 0.36%, and 0.47% for the three months ended December 31, 2012, September 30, 2012 and December 31, 2011, respectively.

Prosperity Bancshares, Inc.®
Supplemental Financial Data (Unaudited)
(Dollars in thousands)

	Twelve Months Ended
	Dec 31, 2012				Dec 31, 2011
YIELD ANALYSIS	Average Balance	Interest Earned/ Interest Paid	Average Yield/Rate		Average Balance	Interest Earned/ Interest Paid	Average Yield/Rate

Interest Earning Assets:
Loans	$ 4,514,171	$ 271,324	6.01%	(L)	$ 3,648,701	$ 214,273	5.87%
Investment securities	6,364,917	148,374	2.33%	(M)	4,625,833	157,580	3.41%	(M)
Federal funds sold and other
earning assets	68,900	144	0.21%		26,879	55	0.20%
Total interest earning assets	10,947,988	$ 419,842	3.83%		8,301,413	$ 371,908	4.48%
Allowance for credit losses	(51,770)				(51,871)
Non-interest earning assets	1,536,448				1,379,342
Total assets	$ 12,432,666				$ 9,628,884

Interest Bearing Liabilities:
Interest bearing demand deposits	$ 1,979,345	$ 8,228	0.42%		$ 1,393,501	$ 7,416	0.53%
Savings and money market deposits	3,174,256	10,600	0.33%		2,421,735	11,836	0.49%
Certificates and other time deposits	2,152,382	15,658	0.73%		2,135,858	21,723	1.02%
Securities sold under repurchase agreements	263,689	705	0.27%		68,049	369	0.54%
Federal funds purchased and other borrowings	416,925	1,352	0.32%		152,716	912	0.60%
Junior subordinated debentures	85,055	2,593	3.05%		86,557	2,984	3.45%
Total interest bearing liabilities	$ 8,071,652	$ 39,136	0.48%	(N)	$ 6,258,416	$ 45,240	0.72%	(N)
Non-interest bearing liabilities:
Non-interest bearing demand deposits	$ 2,442,860				$ 1,800,102
Other liabilities	73,820				56,617
Total liabilities	$ 10,588,332				$ 8,115,135
Shareholders' equity	1,844,334				1,513,749
Total liabilities and shareholders' equity	$ 12,432,666				$ 9,628,884
Net Interest Income & Margin		$ 380,706	3.48%			$ 326,668	3.94%

Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		5,965				3,614

Net Interest Income & Margin
(tax equivalent)		$ 386,671	3.53%			$ 330,282	3.98%

(L) Yield on loans was impacted by additional interest income related to the accretion of purchase accounting loan discounts of $26,413 for the  twelve month period ended  December 31, 2012.  There was no loan discount accretion recorded during the twleve month period ended December 31, 2011.

(M) Yield on securities was impacted by net premium amortization of $66,889 and $28,676 for the twelve month periods ended December 31, 2012 and 2011, respectively.
(N) Total cost of funds, including non-interest bearing deposits, was 0.37% and 0.56% for the twelve months ended December 31, 2012 and December 31, 2011, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)

	Three Months Ended					Twelve Months Ended
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
YIELD ANALYSIS

Interest Earning Assets:
Loans(I) (L)	6.40%	6.20%	5.63%	5.60%	5.70%	6.01%	5.87%
Investment securities(J) (M)	1.92%	2.07%	2.70%	2.95%	3.11%	2.33%	3.41%
Federal funds sold and other
earning assets	0.19%	0.16%	0.17%	0.25%	0.26%	0.21%	0.20%
Total interest earning assets	3.76%	3.80%	3.90%	4.03%	4.23%	3.83%	4.48%

Interest Bearing Liabilities:
Interest bearing demand deposits	0.31%	0.41%	0.49%	0.49%	0.42%	0.42%	0.53%
Savings and money market deposits	0.29%	0.34%	0.35%	0.37%	0.38%	0.33%	0.49%
Certificates and other time deposits	0.64%	0.69%	0.76%	0.84%	0.92%	0.73%	1.02%
Securities sold under repurchase agreements	0.25%	0.29%	0.24%	0.28%	0.41%	0.27%	0.54%
Federal funds purchased and other borrowings	0.40%	0.29%	0.28%	0.41%	1.15%	0.32%	0.60%
Junior subordinated debentures	2.95%	3.04%	3.06%	3.14%	2.95%	3.05%	3.45%
Total interest bearing liabilities	0.41%	0.47%	0.52%	0.57%	0.61%	0.48%	0.72%

Net Interest Margin	3.46%	3.45%	3.52%	3.60%	3.78%	3.48%	3.94%
Net Interest Margin (tax equivalent)	3.53%	3.52%	3.55%	3.64%	3.82%	3.53%	3.98%

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)

	Three Months Ended					Twelve Months Ended
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011

Comparative Asset Quality, Performance
& Capital Ratios

Return on average
assets (annualized)	1.36%	1.32%	1.35%	1.39%	1.50%	1.35%	1.47%
Return on average common
equity (annualized)	9.28%	9.10%	9.06%	9.15%	9.35%	9.10%	9.36%
Return on average tangible
equity (annualized)(O)	22.92%	21.59%	21.70%	22.57%	23.86%	21.93%	25.11%
Net interest margin (tax
equivalent) (annualized)(P)	3.53%	3.52%	3.55%	3.64%	3.82%	3.53%	3.98%

Employees – FTE	2,266	2,260	1,666	1,690	1,664	2,266	1,664

Efficiency ratio(Q)	42.95%	46.07%	41.94%	42.23%	40.77%	43.48%	42.76%
Non-performing assets to
average earning assets	0.10%	0.11%	0.12%	0.16%	0.14%	0.12%	0.15%
Non-performing assets to loans
and other real estate	0.25%	0.28%	0.30%	0.38%	0.32%	0.25%	0.32%
Net charge-offs to
average loans (annualized)	0.15%	0.08%	0.20%	0.00%	0.24%	0.11%	0.14%
Allowance for credit losses to
total loans	1.01%	1.00%	1.28%	1.33%	1.37%	1.01%	1.37%
Allowance for credit losses to
total loans (excluding acquired loans)(O)	1.22%	1.27%	N/A	N/A	N/A	1.22%	N/A

Book value per share	$ 37.02	$ 36.36	$ 34.63	$ 34.03	$ 33.41	$ 37.02	$ 33.41

Tangible book value per share(O)	$ 14.99	$ 14.45	$ 14.60	$ 13.98	$ 13.25	$ 14.99	$ 13.25

Tier 1 risk-based capital	14.40%	14.43%	16.42%	15.70%	15.90%	14.40%	15.90%

Total risk-based capital	15.22%	15.26%	17.49%	16.80%	17.09%	15.22%	17.09%

Tier 1 leverage capital	7.10%	6.92%	7.69%	7.68%	7.89%	7.10%	7.89%

Tangible equity to tangible assets(O)	6.34%	6.49%	7.08%	6.65%	7.00%	6.34%	7.00%

Equity to assets	14.33%	14.86%	15.31%	14.78%	15.96%	14.33%	15.96%

Basic earnings per share	$ 0.86	$ 0.83	$ 0.78	$ 0.77	$ 0.78	$ 3.24	$ 3.03

Diluted earnings per share	$ 0.85	$ 0.82	$ 0.78	$ 0.77	$ 0.77	$ 3.23	$ 3.01

(O) Refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconcilation of this non-GAAP financial measure.
(P) Net interest margin for all periods presented is calculated on an actual 365 day basis or 366 day basis.

(Q) Prosperity's efficiency ratio is calculated by dividing total non-interest expense (excluding credit loss provisions) by net interest income plus non-interest income (excluding net gains and losses on the sale of assets and securities).  Additionally, taxes are not part of this calculation.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

	As of and for the		As of and for the
	Three Months Ended		Twelve Months Ended
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Common Share and
Other Data
Employees - FTE	2,266	1,664	2,266	1,664

Book value per share	$ 37.02	$ 33.41	$ 37.02	$ 33.41
Tangible book value per share(O)	$ 14.99	$ 13.25	$ 14.99	$ 13.25

Period end shares outstanding	56,447	46,910	56,447	46,910
Weighted average shares
outstanding (basic)	56,427	46,893	51,794	46,846
Weighted average shares
outstanding (diluted)	56,554	47,028	51,941	47,017

Basic earnings per share	$ 0.86	$ 0.78	$ 3.24	$ 3.03

Diluted earnings per share	$ 0.85	$ 0.77	$ 3.23	$ 3.01

Common Stock Market Price
High	$ 43.54	$ 41.74	$ 47.66	$ 46.87
Low	$ 38.56	$ 31.31	$ 38.56	$ 30.91
Period end market price	$ 42.00	$ 40.35	$ 42.00	$ 40.35

Asset Quality
Non-accrual loans	$ 5,382	$ 3,578	$ 5,382	$ 3,578
Accruing loans 90 or more
days past due	331	-	331	-
Restructured loans	-	-	-	-
Total non-performing loans	5,713	3,578	5,713	3,578
Repossessed assets	68	146	68	146
Other real estate	7,234	8,328	7,234	8,328
Total non-performing assets	$ 13,015	$ 12,052	$ 13,015	$ 12,052

Allowance for credit losses at
end of period	$ 52,564	$ 51,594	$ 52,564	$ 51,594

Net charge-offs	$ 1,913	$ 2,069	$ 5,130	$ 5,190

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

	Three Months Ended		Twelve Months Ended
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Balance Sheet Averages

Total loans	$ 5,140,163	$ 3,749,923	$ 4,514,171	$ 3,648,701
Investment securities	7,228,418	4,596,017	6,364,917	4,625,833
Federal funds sold and
other earning assets	75,135	62,035	68,900	26,879
Total earning assets	12,443,716	8,407,975	10,947,988	8,301,413
Allowance for credit losses	(50,775)	(51,713)	(51,770)	(51,871)
Cash and due from banks	198,797	136,856	174,291	131,374
Goodwill	1,211,596	924,537	1,058,058	924,506
Core Deposit Intangibles (CDI)	27,108	21,890	20,746	24,767
Other real estate	9,571	9,803	10,000	10,220
Fixed assets, net	206,869	160,261	182,193	159,983
Other assets	190,815	119,870	91,160	128,492
Total assets	$ 14,237,697	$ 9,729,479	$ 12,432,666	$ 9,628,884

Non-interest bearing deposits	$ 2,963,998	$ 1,924,037	$ 2,442,860	$ 1,800,102
Interest bearing demand deposits	2,328,969	1,363,900	1,979,345	1,393,501
Savings and money market deposits	3,600,109	2,553,227	3,174,256	2,421,735
Certificates and other time deposits	2,366,155	2,057,954	2,152,382	2,135,858
Total deposits	11,259,231	7,899,118	9,748,843	7,751,196
Securities sold under
repurchase agreements	459,998	60,999	263,689	68,049
Federal funds purchased and
other borrowings	272,239	66,834	416,925	152,716
Junior subordinated
debentures	85,055	85,055	85,055	86,557
Other liabilities	80,085	60,628	73,820	56,617
Shareholders' equity(R)	2,081,089	1,556,845	1,844,334	1,513,749
Total liabilities and equity	$ 14,237,697	$ 9,729,479	$ 12,432,666	$ 9,628,884

(R) Includes $10,411 and $14,515, in after-tax unrealized gains on available for sale securities for the three month periods ending December 31, 2012 and December 31, 2011, respectively,  and $12,059 and $14,680 for the twelve month periods ending December 31, 2012 and December 31, 2011, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

	Dec 31, 2012		Sep 30, 2012		Jun 30, 2012		Mar 31, 2012
Loan Portfolio

Commercial and other	$ 798,882	15.4%	$ 792,247	15.6%	$ 491,907	12.5%	$ 475,860	12.3%
Construction	550,768	10.6%	496,417	9.8%	466,884	11.8%	484,295	12.5%
1-4 family residential	1,255,765	24.3%	1,213,872	23.9%	1,084,936	27.4%	1,036,318	26.7%
Home equity	186,801	3.6%	183,844	3.6%	154,147	3.9%	149,597	3.9%
Commercial real estate	1,990,642	38.4%	1,976,112	38.9%	1,484,787	37.6%	1,473,925	38.0%
Agriculture (includes farmland)	285,637	5.5%	304,134	6.0%	192,462	4.9%	178,474	4.6%
Consumer	111,445	2.2%	112,477	2.2%	75,209	1.9%	76,393	2.0%
Total loans	$ 5,179,940		$ 5,079,103		$ 3,950,332		$ 3,874,862

Deposit Types

Non-interest bearing DDA	$ 3,016,196	25.9%	$ 2,827,748	25.8%	$ 2,083,910	24.8%	$ 2,088,749	24.4%
Interest bearing DDA	2,626,331	22.6%	2,208,568	20.2%	1,684,492	20.1%	1,671,760	19.6%
Money Market	2,362,463	20.3%	2,303,680	21.0%	2,206,220	26.3%	2,312,107	27.1%
Savings	1,293,552	11.1%	1,276,271	11.6%	581,480	6.9%	554,211	6.5%
Time < $100	1,082,859	9.3%	1,103,108	10.1%	909,616	10.8%	938,911	11.0%
Time > $100	1,260,443	10.8%	1,235,222	11.3%	928,864	11.1%	978,713	11.5%
Total deposits	$ 11,641,844		$ 10,954,597		$ 8,394,582		$ 8,544,451

Loan to Deposit Ratio	44.5%		46.4%		47.1%		45.3%

Construction Loans

Single family residential
construction	$ 161,401	29.2%	$ 150,959	30.1%	$ 143,600	30.8%	$ 142,584	29.4%
Land development	42,199	7.6%	38,075	7.6%	39,704	8.5%	41,177	8.5%
Raw land	58,794	10.6%	47,620	9.5%	51,070	10.9%	63,006	13.0%
Residential lots	92,697	16.8%	97,445	19.4%	86,201	18.5%	88,054	18.2%
Commercial lots	63,716	11.5%	63,418	12.7%	49,454	10.6%	51,642	10.7%
Commercial construction and
other	134,427	24.3%	103,677	20.7%	96,855	20.7%	97,832	20.2%
Net unaccreted discount	(2,466)		(4,777)		-		-
Total construction loans	$ 550,768		$ 496,417		$ 466,884		$ 484,295

Prosperity Bancshares, Inc.®
Notes to Selected Financial Data
(Dollars and share amounts in thousands, except per share data)

Consolidated Financial Highlights

NOTES TO SELECTED FINANCIAL DATA

Prosperity's management uses certain non−GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity and the tangible equity to tangible assets ratio for internal planning and forecasting purposes. In addition, due to the application of purchase accounting, Prosperity uses certain non-GAAP measures and ratios that exclude the impact of these items to evaluate its allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30). Prosperity has included in this Earnings Release information relating to these non-GAAP financial measures for the applicable periods presented. Prosperity believes these non-GAAP financial measures provide information useful to investors in understanding Prosperity's financial results and Prosperity believes that its presentation, together with the accompanying reconciliations, provides a complete understanding of factors and trends affecting Prosperity's business and allows investors to view performance in a manner similar to management, the entire financial services sector, bank stock analysts and bank regulators. Further, Prosperity believes that these non-GAAP measures provide useful information by excluding certain items that may not be indicative of its core operating earnings and business outlook. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results and Prosperity strongly encourages investors to review its consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

	Three Months Ended
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011
Return on average tangible common equity:	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$ 48,266	$ 46,176	$ 36,972	$ 36,487	$ 36,406
Average shareholders' equity	2,081,089	2,029,969	1,632,164	1,595,284	1,556,845
Less: Average goodwill and other intangible assets	(1,238,704)	(1,174,573)	(950,577)	(948,519)	(946,427)
Average tangible shareholders' equity	$ 842,385	$ 855,396	$ 681,587	$ 646,765	$ 610,418
Return on average tangible common equity:	22.92%	21.59%	21.70%	22.57%	23.86%

Tangible book value per share:
Shareholders' equity	$ 2,089,389	$ 2,038,176	$ 1,643,817	$ 1,609,533	$ 1,567,265
Less: Goodwill and other intangible assets	(1,243,321)	(1,228,190)	(950,671)	(948,462)	(945,533)
Tangible shareholders' equity	$ 846,068	$ 809,986	$ 693,146	$ 661,071	$ 621,732

Period end shares outstanding	56,447	56,058	47,474	47,297	46,910
Tangible book value per share:	$ 14.99	$ 14.45	$ 14.60	$ 13.98	$ 13.25

Tangible equity to tangible assets ratio:
Tangible shareholders' equity	$ 846,068	$ 809,986	$ 693,146	$ 661,071	$ 621,732

Total assets	$ 14,583,573	$ 13,712,119	$ 10,737,351	$ 10,889,955	$ 9,822,671
Less: Goodwill and other intangible assets	(1,243,321)	(1,228,190)	(950,671)	(948,462)	(945,533)
Tangible assets	$ 13,340,252	$ 12,483,929	$ 9,786,680	$ 9,941,493	$ 8,877,138

Tangible equity to tangible assets ratio:	6.34%	6.49%	7.08%	6.65%	7.00%

Prosperity Bancshares, Inc.® Notes to Selected Financial Data (Dollars and share amounts in thousands, except per share data)

	Twelve Months Ended
	Dec 31, 2012	Dec 31, 2011
Return on average tangible common equity:	(unaudited)	(unaudited)
Net income	$ 167,901	$ 141,749
Average shareholders' equity	1,844,334	1,513,749
Less: Average goodwill and other intangible assets	(1,078,804)	(949,273)
Average tangible shareholders' equity	$ 765,530	$ 564,476
Return on average tangible common equity:	21.93%	25.11%

Tangible book value per share:
Shareholders equity	$ 2,089,389	$ 1,567,265
Less: Goodwill and other intangible assets	(1,243,321)	(945,533)
Tangible shareholders' equity	$ 846,068	$ 621,732

Period end shares outstanding	56,447	46,910
Tangible book value per share:	$ 14.99	$ 13.25

Tangible equity to tangible assets ratio:
Tangible shareholders' equity	$ 846,068	$ 621,732

Total assets	$ 14,583,573	$ 9,822,671
Less: Goodwill and other intangible assets	(1,243,321)	(945,533)
Tangible assets	$ 13,340,252	$ 8,877,138

Tangible equity to tangible assets ratio:	6.34%	7.00%

	Dec 31, 2012	Sep 30, 2012
Allowance for credit losses to total loans, excluding acquired loans:	(unaudited)	(unaudited)

Allowance for credit losses	$ 52,564	$ 50,927
Total loans	$ 5,179,940	$ 5,079,103
Less: acquired loans accounted for under ASC Topics 310-20 and 310-30 (does not include new production)	$ 887,953	$ 1,066,567
Total loans less acquired loans	$ 4,291,987	$ 4,012,536
Allowance for credit losses to total loans, excluding acquired loans (non-GAAP basis)	1.22%	1.27%

CONTACT: David Zalman, Chairman and Chief Executive Officer, 281.269.7199, david.zalman@prosperitybanktx.com